UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________
FORM 11-K
_______________________

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No. 001-34257

UNITED FIRE GROUP 401(k) PLAN
(Full title of the plan)

 United Fire Group, Inc.
(Name of issuer of the securities held pursuant to the plan)
118 Second Avenue SE
Cedar Rapids, IA 52401
(Address of principal executive office)

United Fire Group 401(k) Plan

Report of Independent Registered Public Accounting Firm
Board of Trustees
United Fire Group 401(k) Plan
Cedar Rapids, Iowa
We have audited the accompanying statements of net assets available for benefits of the United Fire Group 401(k) Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Clifton Larson Allen LLP
Clifton Larson Allen LLP
Cedar Rapids, Iowa
June 24, 2014

Report of Independent Registered Public Accounting Firm

Trustees and Participants

United Fire Group 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the United Fire Group 401(k) Plan (the Plan) as of December 31, 2012. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the United Fire Group 401(k) Plan at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois
July 1, 2013

United Fire Group 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

(In thousands)	2013	2012
Assets

Investments:
Participant-directed investments, at fair value	$73,500	$62,002

Receivables:
Notes receivable from participants	534	564
Contribution receivable from plan sponsor	—	147
Dividend and interest receivable	—	1
Total receivables	$534	$712

Net Assets Available for Benefits at Fair Value	74,034	62,714

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11)	(103)

Net Assets Available for Benefits	$74,023	$62,611
See accompanying notes to financial statements.

United Fire Group 401(k) Plan
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013

(In thousands)
Additions
Contributions:
Participant	$4,332
Rollover	880
Total contributions	5,212
Investment income	2,551
Net realized and unrealized appreciation in fair value of investments	9,324
Total additions	$17,087

Deductions
Benefit payments and withdrawals	$5,623
Administrative expenses	52
Total deductions	$5,675

Increase in Net Assets Available for Benefits	$11,412

Net Assets Available for Benefits:
At Beginning of Year	62,611
At End of Year	$74,023
See accompanying notes to financial statements.

United Fire Group 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Amounts in thousands, unless otherwise noted)
NOTE 1. PLAN DESCRIPTION
The following description of the United Fire Group 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution plan covering regular employees of United Fire Group, Inc. and its consolidated subsidiaries (the "Companies") who have at least one hour of service and have attained the age of 21. Temporary employees who have at least 1,000 hours of service and have attained the age of 21 may also participate. United Fire & Casualty Company, a subsidiary of United Fire Group, Inc., serves as the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions - The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation, and their contributions invested in the designated default fund until changed by the participant.
Each year, participants may elect to contribute up to an annual dollar limitation of their eligible compensation to the Plan through salary deferral. Participants have the option to contribute either through pre-tax 401(k) contributions, Roth 401(k) contributions or a combination of the two. The Plan also provides for discretionary contributions by the participating employers to the Plan in such amounts as the Board of Directors of the Plan Sponsor shall direct.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of (a) discretionary contributions, if any, and (b) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings, losses or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Participants direct the investment of employer and participant contributions into various investment options offered by the Plan. Participants may change their investment options daily. The Plan currently offers nineteen mutual funds, six common collective trusts, one pooled separate account, an employer stock fund and a self-directed retirement account in which participants have access to multiple investment options.
Vesting - Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the remainder of the participant account balances is based on years of continuous service with full vesting after two years. A participant with less than two years of credited service is not vested except in the event of the participant's death or disability while employed by one of the Companies, at which time the participant becomes 100 percent vested.
The exception to the vesting provisions is the continuation of the BICUS Services Corp Retirement Savings Plan vesting schedule for employer contributions which is as follows: 30% vesting after one year of service, 60% vesting after two years of service and 100% vesting after three years of service.
Forfeitures - Upon termination, the nonvested portion of a participant's account balance is forfeited. Forfeitures are to be used to first reduce the Plan's ordinary and necessary administrative expenses for the Plan year and then reduce the employer contributions for the Plan year. Because there have been no unvested account balances since the inception of the Plan, there were no forfeited account balances included in the Plan's net assets available for benefits at December 31, 2013 or 2012.
Notes receivable from participants - Participants may borrow from their accounts a minimum of $1 up to a maximum equal to the lesser of $50 or 50 percent of their vested account balance. Loan terms range from one to five years, except for the purpose of acquiring the participant's principal residence for which the term is commensurate with local prevailing terms, as determined by the Companies. The loans are secured by the balance in the participant's account and bear interest at a rate determined at the time of each loan by Charles Schwab Trust Company, who serves as the Plan Custodian. Principal and interest is paid ratably through semi-monthly payroll deductions.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a direct rollover, a lump-sum amount equal to the value of their vested account or installment payments over a fixed period of time not to exceed the participant's life expectancy or the joint life expectancy of the participant and the participant's designated beneficiary. Prior to separation from service, participants may elect a hardship distribution in accordance with the Plan agreement. Additionally, prior to separation from service, participants are eligible for an in-service withdrawal after they have reached the age of 59 1/2.
If a benefit payment is distributed to the participant by check and remains unsettled after 180 days, the participant must contact the Plan Administrator to have the check reissued. If the participant cannot be located and the amount is over $5, the check is canceled and an account is reestablished for the participant. If the participant cannot be located and the amount is less than $5, the check is canceled and the funds are forfeited back to the Plan.
Administrative Expenses - The Plan's administrative expenses are paid by either the Plan or the Companies, as provided by the Plan agreement. The Companies paid substantially all administrative expenses for the Plan in 2013.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual results could differ from those estimates.
The Plan offers various investment instruments to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the accompanying financial statements.
Valuation of Participant-Directed Investments and Participant Loans - Investment contracts held by a defined contribution plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the accompanying statements of net assets available for benefits presents the fair value and the corresponding adjustment from fair value to contract value for these investments.
The Plan invests in fully benefit-responsive investment contracts through a pooled separate account. The pooled separate account is designed to deliver safety and stability by preserving principal and accumulating earnings. The contract value of the fully benefit-responsive investment contract represents contributions plus earnings, less participant withdrawals and administrative expenses.
Investments in common collective trusts are stated at fair value based on the audited net asset values of the respective funds, which have an investment mix that is diversified across several asset classes and designed to provide its investors with a single investment portfolio that adjusts over time to meet the changing risk and return objectives of investors to a target retirement date.
Investments in mutual funds are stated at fair value based on quoted market prices reported on recognized securities exchanges on the last business day of the year, which represent the net asset values of shares held by the Plan in the respective funds at the reporting date.

Investment in the United Fire stock fund are stated at fair value based on quoted market prices of United Fire common stock. Included in the fund is an immaterial amount of interest-bearing cash.
The money market fund in the self-directed retirement account is stated at cost, which approximates fair value. Common stock included in self-directed retirement accounts is stated at fair value based on quoted market prices. Unit investment trusts included in self-directed retirement accounts are stated at fair value based on the audited net asset values of the respective funds.
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred.
Recognition of Investments - Purchases and sales of investments are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
Contributions - Participant contributions are made through payroll deductions and recorded in the period in which the deductions are made.
Withdrawals - Participant withdrawals are recorded upon distribution.
Subsequent Events - In the preparation of the accompanying financial statements, the Plan Sponsor has evaluated all material subsequent events or transactions that occurred after the balance sheet date through the date on which the financial statements were issued for potential recognition or disclosure in the Plan's financial statements.
NOTE 3. FAIR VALUE MEASUREMENT
Current accounting guidance on fair value measurements includes the application of a fair value hierarchy that requires management to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Plan's financial instruments are categorized into a three-level hierarchy, which is based upon the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (i.e., Level 1) and the lowest priority to unobservable inputs (i.e., Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the financial instrument.
Financial instruments recorded at fair value are categorized in the fair value hierarchy as follows:

•	Level 1: Valuations are based on unadjusted quoted prices in active markets for identical financial instruments that management has the ability to access.

•
Level 2: Valuations are based on quoted prices for similar financial instruments, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument.

•
Level 3: Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

Transfers between levels, if any, are recorded as of the beginning of the reporting period.
The fair value of the majority of the Plan's investments is determined based on prices obtained for individual securities from the Plan Custodian. One price is obtained for each security, which is evaluated for reasonableness prior to its use for reporting purposes. The Plan Sponsor has determined that the pricing obtained at December 31, 2013 and 2012, was reasonable.

In order to determine the proper classification of each security in the fair value hierarchy, the vendors' pricing procedures and inputs used to price the security, which include unadjusted quoted market prices for identical securities and other inputs that are observable for the security, are obtained and evaluated by the Plan Sponsor throughout the reporting period. The Plan Sponsor has determined that these processes and inputs result in fair values and classifications consistent with the applicable accounting guidance on fair value measurements. The Plan's fair value hierarchy categorizations are reviewed on an annual basis, at which time the classification of certain investments may change if the input observations have changed.
The following tables present the categorization of the Plan's investments measured at fair value on a recurring basis in the accompanying statements of net assets available for benefits at December 31, 2013 and 2012:

		Fair Value Measurements
Description	December 31, 2013	Level 1	Level 2	Level 3
Mutual funds:
U.S.	$39,004	$39,004	$—	$—
International	11,453	11,453	—	—
Common collective trusts	11,625	—	11,625	—
United Fire stock fund	1,828	1,828	—	—
Pooled separate account	8,006	—	8,006	—
Self directed brokerage accounts:
Money market funds	134	134	—	—
Mutual funds	715	715	—	—
Common stock	249	249	—	—
Unit investment trusts	486	—	486	—
Total investments	$73,500	$53,383	$20,117	$—

		Fair Value Measurements
Description	December 31, 2012	Level 1	Level 2	Level 3
Mutual funds:
U.S.	$32,721	$32,721	$—	$—
International	9,724	9,724	—	—
Common collective trusts	8,353	—	8,353	—
United Fire stock fund	1,341	1,341	—	—
Pooled separate account	8,696	—	8,696	—
Self directed brokerage accounts:
Money market funds	113	113	—	—
Mutual funds	396	396	—	—
Common stock	245	245	—	—
Unit investment trusts	413	—	413	—
Total investments	$62,002	$44,540	$17,462	$—
The fair value of investments categorized as Level 1 is determined based on quoted market prices that are readily and regularly available.
The fair value of the common collective trusts categorized as Level 2 is determined based on the net asset value and other financial information reported in the audited financial statements of the respective funds, which are obtained from the Plan Custodian. No special criteria exists that qualify the ability to redeem the investment or require redemption notification other than daily notification. The investments have no unfunded commitments.
The pooled separate account invests in fully benefit-responsive investment contracts and is designed to deliver safety and stability by preserving principal and accumulating earnings. The fair value is estimated by the administrator of the fund based on the value of the underlying assets owned by the fund. The fair value measurement is classified within Level 2 of the fair value hierarchy. There are no imposed participant-directed redemption restrictions. No special criteria exists that qualify the ability to redeem the investment or require redemption notification other than daily notification. The investment has no unfunded commitments.
The net asset value of the respective funds is determined each business day with issuances and redemptions of units of the funds made based on the net asset value per unit as determined on the valuation date. No adjustments to the net asset value as reported in the audited financial statements of the respective funds have been made by the Plan Sponsor. Such estimated fair values do not necessarily represent the values for which these investments could have been sold at the reporting date. However, there are no restrictions as to the Plan's ability to redeem its investment at the net asset value of the respective funds as of the reporting date. The underlying assets that comprise each of the common collective trusts include investments in registered investment companies, unitized accounts, other collective trust funds, and fully benefit-responsive alternative and synthetic guaranteed investment contracts. Except for certain of the fully benefit-responsive investment contracts, all of these financial instruments have been categorized as either Level 1 or Level 2 in the fair value hierarchy as reported in the audited financial statements of the respective funds.

There were no transfers between Level 1 and Level 2 investments in 2013 or 2012.

NOTE 4. INVESTMENTS

The Charles Schwab Trust Company serves as the trustee of the Plan and the custodian of the Plan's assets. The Plan's investments that represented five percent or more of the Plan's net assets available for benefits at fair value as of December 31, 2013 and 2012 are as follows:

(in thousands, except per share amounts)			December 31
Identity of Issuer	Description of Investment	Shares	2013	2012
New York Life Insurance Company	New York Life Anchor Account III	7,994,732 shares at December 31, 2013	$8,006	$8,696
		8,592,817 shares at December 31, 2012

Charles Schwab & Co., Inc.*	Schwab S&P 500 Index Fund	209,139 shares at December 31, 2013	6,034	4,239
		191,048 shares at December 31, 2012

Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	528,488 shares at December 31, 2013	5,650	7,327
		651,902 shares at December 31, 2012

American Funds	Growth Fund of America	121,186 shares at December 31, 2013	5,177	3,839
		112,469 shares at December 31, 2012

T Rowe Price	T Rowe Price Mid Cap Value	145,819 shares at December 31, 2013	4,382	3,166
		131,705 shares at December 31, 2012

Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2020	180,126 shares at December 31, 2013	4,051	2,789
		142,812 shares at December 31, 2012

Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2030	163,168 shares at December 31, 2013	3,980	2,915
		144,096 shares at December 31, 2012
*Indicates a party-in-interest to the Plan.

The Plan recorded realized and unrealized appreciation or depreciation on the fair value of its investments for the year ended December 31, 2013 as follows:

Identity of Issuer	Description of Investment	Appreciation/ (Depreciation)
Mutual Funds
American Century Investments	American Century Capital	$138
Artisan Funds	Artisan International Fund	651
Cohen & Steers Capital Mgmt.	Cohen & Steers Realty	(33)
Columbia Funds	Columbia Acorn Fund CL Z	389
Dodge & Cox Fund	Dodge & Cox Balanced Fund	337
First Eagle of America, Inc.	First Eagle Fund of America	810
First Eagle of America, Inc.	First Eagle Overseas Fund I	148
Gabelli Asset Management, Inc.	Gamco Westwood Balanced	47
American Funds	Growth Fund of America R4	995
Hartford Mutual Fund	Hartford Small Co Y	156
American Funds	High Income Trust R4	(1)
JP Morgan Asset Management	JP Morgan Mid Cap Growth Select	533
Lazard Asset Management Pacific Co	Lazard Emerging Markets Open	(61)
Janus Fund	Perkins Small Cap Value T	217
Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	(310)
Selected Funds	Selected American Shares D	277
T Rowe Price	T Rowe Dividend Growth	208
T Rowe Price	T Rowe Price Mid Cap Value	827
T Rowe Price	T Rowe Price New America Growth	300
Charles Schwab & Co., Inc.*	Schwab S & P 500 Index Fund	1,347

Common Collective Trusts
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - Income	18
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2010	39
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2020	480
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2030	640
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2040	347
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2050	151

Pooled Separate Accounts
New York Life Insurance Company	New York Life Anchor Account III	11

Common Stock
United Fire Group, Inc.*	United Fire Stock Fund	456

Self Directed Brokerage Accounts
Charles Schwab & Co., Inc.*	Schwab - Personal Choice Accounts	207
		$9,324
*Indicates a party-in-interest to the Plan.

NOTE 5. PLAN TERMINATION
Although it has not expressed any intention to do so, United Fire & Casualty Company has the right under the Plan agreement to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the accounts of each affected participant become fully vested.
NOTE 6. FEDERAL INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 6, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.
NOTE 7. RECONCILIATION OF THE PLAN'S FINANCIAL STATEMENTS TO THE FORM 5500
The following is a reconciliation of the net assets available for benefits as reported in the Plan's financial statements to the Form 5500, as fully benefit-responsive investment contracts are reported at fair value on the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$74,023	$62,611
Adjustment from fair value to contract value for fully benefit responsive investment contracts	11	103
Net assets available for benefits per the Form 5500	$74,034	$62,714
The following is a reconciliation of the increase in net assets available for benefits as reported in the Plan's financial statements to the Form 5500, as fully benefit-responsive investment contracts are reported at fair value on the Form 5500:

December 31, 2013
Increase in net assets available for benefits per the financial statements	$11,412
Adjustment from contract value to fair value - prior year	(103)
Adjustment from contract value to fair value - current year	11
Net income per the Form 5500	$11,320
NOTE 8. RELATED PARTY TRANSACTIONS
The Plan holds units of common collective trust funds managed by Charles Schwab & Co., Inc, the custodian of the Plan. The Plan also invests in the common stock of the Company via the United Fire Stock Fund. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Supplemental Schedule

United Fire Group 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(in thousands, except share amounts)
Identity of Issuer	Description of Investment	Shares	Current Value
Mutual Funds
American Century Investments	American Century Capital	178,757	$1,532
Artisan Funds	Artisan International Fund	111,757	3,406
Cohen & Steers Capital Mgmt.	Cohen & Steers Realty	17,556	1,103
Columbia Funds	Columbia Acorn Fund CL Z	55,592	2,075
Dodge & Cox Fund	Dodge & Cox Balanced Fund	17,440	1,714
First Eagle of America, Inc.	First Eagle Fund of America	96,391	3,578
First Eagle of America, Inc.	First Eagle Overseas Fund I	132,507	3,114
Gabelli Asset Management, Inc.	Gamco Westwood Balanced	38,701	485
American Funds	Growth Fund of America	121,186	5,177
Hartford Mutual Fund	Hartford Small Co Y	31,105	836
American Funds	High Income Trust R4	142,271	1,616
JP Morgan Asset Management	JP Morgan Mid Cap Growth Select	95,427	2,667
Lazard Asset Management Pacific Co	Lazard Emerging Markets Open	70,815	1,355
Janus Fund	Perkins Small Cap Value T	47,249	1,215
Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	528,488	5,650
T Rowe Price	T Rowe Price Dividend Growth	77,629	2,612
T Rowe Price	T Rowe Price Mid Cap Value	145,819	4,382
T Rowe Price	T Rowe Price New America Growth	43,159	1,906
Charles Schwab & Co., Inc.*	Schwab S & P 500 Index Fund	209,139	6,034

Common Collective Trusts
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - Income	21,818	332
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2010	30,425	611
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2020	180,126	4,051
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2030	163,168	3,980
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2040	72,687	1,843
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2050	59,178	808

Pooled Separate Accounts
New York Life Insurance Company	New York Life Anchor Account III	7,994,732	8,006

Common Stock
United Fire Group, Inc.*	United Fire Stock Fund	206,390	1,828

Self Directed Brokerage Accounts
Charles Schwab & Co., Inc.*	Schwab - Personal Choice Accounts		1,584

Total participant-directed investments at fair value			$73,500
Participant loans (maturing 2014 through 2028 at interest rates ranging from 4.25% - 8.00%)*			534

Total assets held for investment purposes			$74,034
*Indicates a party-in-interest to the Plan.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, United Fire & Casualty Company, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group 401(k) Plan
Date:	June 24, 2014	By:	/s/ Randy A. Ramlo
Randy A. Ramlo
President and Chief Executive Officer